



15005027

No Act
PE 12/22/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2015

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 1-23-15

Juliet Sy
AGL Resources Inc.
jsy@aglresources.com

Re: AGL Resources Inc.
Incoming letter dated December 22, 2014

Dear Ms. Sy:

This is in response to your letters dated December 22, 2014 and January 6, 2015 concerning the shareholder proposal submitted to AGL Resources by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated AGL Resources' intention to exclude the proposal from AGL Resources' proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated December 28, 2014, January 2, 2015, January 8, 2015 and January 14, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether AGL Resources may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The company proposal, which apparently is yet to be authorized by the Board of Directors, is a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered a 2015 special meeting proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

Requiring 40% of all outstanding shares for shareholders to merely be able to call a special meeting – is essentially a proposal for shareholders to be able to call a special meeting only if shareholders can guarantee that they have the votes to pass a proposal at a special meeting. 40% of shareholders would not go through the procedural tedium of calling for a special meeting unless there was overwhelming support for an agenda item at a special meeting.

The company no-action request makes no mention of the procedural tedium that the company will probably add to its proposal on the drawing board now. A proposal to require 40% of all shares outstanding to call a special meeting is a sham proposal and should be recognized as such.

The company also fails to disclose whether the 40% threshold will be net long. If it is net long then 50% of shareholders could be excluded from participating in calling for a special meeting under the proposed action. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient." Thus it would take 80% of the 50% of eligible shareholders to obtain the 40% of all shareholders required to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>

[GAS: Rule 14a-8 Proposal, October 15, 2014
Revised October 21, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 25% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of companies have even adopted a 10% threshold of shareholders to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, gave our board of directors a D. Brenda Gaines received our highest negative notes (above 10%) and was on our audit and nomination committees. Charles Crisp was potentially overextended with seats on 4 public boards and was also on our executive pay committee and risk management committees. Norman Bobins was also potentially overextended with seats on 5 public boards and was on our audit and executive pay committees. Dennis Love and Wyck Knox (both on our audit and nomination committees) had long-tenure of more than 15-years each which can detract from director independence. Mr. Love was also flagged for serving on the Caraustar Industries board when it went bankrupt.

GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI also said AGL Resources had not obtained the International Organization for Standardization 14001 Certification for some or all of its operations – important because our company operated in high environmental impact industry.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

In regard to the attached company January 6, 2015 email to the Staff, it is respectfully requested that if the company provides the Staff with additional information that the company be required to timely email copies to the proponent. It is respectfully requested that if the Staff telephones the company that the call be a conference call that includes the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>

------ Forwarded Message
From: Juliet Sy <jsy@aglresources.com>
Date: Tue, 6 Jan 2015 20:30:16 +0000
To: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Cc: ***FISMA & OMB Memorandum M-07-16*** Myra Coleman Bierria <mbierria@aglresources.com>
Subject: Rule 14a-8 Letter - Additional Correspondence

Dear Sir or Madam,

We are in receipt of Mr. Chevedden's letter dated December 28, 2014 regarding AGL Resources Inc.'s no-action letter request dated December 22, 2014 (both letters are attached for your reference). We are happy to provide any additional information requested by the Staff in order to process the no-action letter, including, without limitation, any additional information regarding the board's December 2014 authorization of the management proposal intended to be included in the company's 2015 proxy materials. Should the Staff have any questions regarding this matter, I can be reached by phone at (404) 584-3145 as well as email at jsy@aglresources.com.

Kind regards,

Juliet Sy
Senior Securities Counsel

404-584-3145 office
jsy@aglresources.com

<http://aglresources.com/>

From:	Juliet Sy <jsy@aglresources.com>
Sent:	Tuesday, January 06, 2015 3:30 PM
To:	shareholderproposals
Cc:	***FISMA & OMB Memorandum M-07-16*** Myra Coleman Bierria
Subject:	Rule 14a-8 Letter - Additional Correspondence
Attachments:	CCE00000.pdf; 3675_001.pdf

Dear Sir or Madam,

We are in receipt of Mr. Chevedden's letter dated December 28, 2014 regarding AGL Resources Inc.'s no-action letter request dated December 22, 2014 (both letters are attached for your reference). We are happy to provide any additional information requested by the Staff in order to process the no-action letter, including, without limitation, any additional information regarding the board's December 2014 authorization of the management proposal intended to be included in the company's 2015 proxy materials. Should the Staff have any questions regarding this matter, I can be reached by phone at (404) 584-3145 as well as email at jsy@aglresources.com.

Kind regards,

Juliet Sy
Senior Securities Counsel

404-584-3145 office
jsy@aglresources.com


AGL Resources

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

Requiring 40% of all outstanding shares for shareholders to merely be able to call a special meeting – is essentially a proposal for shareholders to be able to call a special meeting only if shareholders can guarantee that they have the votes to pass a proposal at a special meeting. 40% of shareholders would not go through the procedural tedium of calling for a special meeting unless there was overwhelming support for an agenda item at a special meeting.

The company no-action request makes no mention of the procedural tedium that the company will probably add to its proposal on the drawing board now. A proposal to require 40% of all shares outstanding to call a special meeting is a sham proposal and should be recognized as such.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 28, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

It is not clear whether the board has authorized the action that the company "intends" to take. This seems to be the situation with a number of 2015 no-action requests.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>



Ten Peachtree Place
Atlanta, GA 30309
404 584 4000 phone
www.aglresources.com

December 22, 2014

Via Electronic Mail and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that AGL Resources Inc. (the "Company") intends to omit from its Proxy Statement and form of Proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- simultaneously sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary (unilaterally if possible) to amend [the Company's] bylaws and each appropriate governing document to give holders in the aggregate of 25% or less of [the Company's] outstanding common stock the power to call a special shareowner meeting ...." Copies of the

Proposal, the Supporting Statement and related correspondence are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2015 Annual Meeting.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSAL TO BE SUBMITTED BY THE COMPANY AT ITS 2015 ANNUAL MEETING.

Currently, the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws, as amended (the "Bylaws"), provide that a special shareholder meeting may only be called by shareholders if holders of 100% of the Company's outstanding common stock request such a meeting. The Company intends to submit at its 2015 Annual Meeting a proposal (the "Company Proposal") asking shareholders to approve amendments to the Company's Articles of Incorporation and Bylaws that would, if adopted by shareholders, reduce the existing threshold required for a shareholder or shareholders of record to call a special meeting of shareholders to 40% of the shares of the Company's common stock then outstanding and entitled to vote.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. *See Exchange Act Release* No. 34-40018, at n. 27 (May 21, 1998). Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder's proposal and the Company's proposal to the same shareholder meeting would present conflicting decisions for the Company's shareholders. *See Equinix, Inc.* (Mar. 17, 2011).

The Staff has consistently concurred in the exclusion of shareholder proposals under substantially the same circumstances as the instant case, finding that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders that would create the potential for inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See United Natural Foods, Inc.* (Sept. 10, 2014) (permitting the exclusion of a shareholder proposal giving the holders of 15% of the company's outstanding common stock the power to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Aetna Inc.* (March 14, 2014) (same); *Yahoo! Inc.* (March 6, 2014) (same); *CF Industries Holdings, Inc.* (Feb. 19, 2014) (same); *Quest Diagnostics Incorporated* (Feb. 19, 2014) (same); *Con-way Inc.* (Jan. 22, 2014) (same); *Kansas City Southern* (Jan. 22, 2014) (same); *VeriSign, Inc.* (Feb. 24, 2014) (concurring with the exclusion of a shareholder proposal giving the holders of 15% of the company's outstanding common stock the power to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *AmerisourceBergen Corporation* (Nov. 8, 2013) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *United Continental Holdings, Inc.* (Feb. 14, 2013) (same); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (same); *Baxter International Inc.* (Jan. 11, 2013) (same); *Dominion Resources, Inc.* (Jan. 11, 2013) (granting no-action relief for the exclusion of a shareholder proposal giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company-sponsored proposal would allow the holders of more than one-third of the company's outstanding common stock to call such meetings; *Norfolk Southern Corporation* (Jan. 11, 2013) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of not less than 20% of outstanding common stock to call such meetings); *The Western Union Company* (Feb. 14, 2013) (same); *Harris Corporation* (July 20, 2012) (allowing the exclusion of a shareholder proposal giving holder of 10% of the company's outstanding stock the power to call a special meeting when a company-sponsored proposal would permit holders of at least 25% of the voting power of all outstanding shares of the company's stock to call such meetings); *Cognizant Technology Solutions Corporation* (Mar. 15, 2012) (same); *Biogen Idec Inc.* (Mar. 13, 2012) (same); *Omnicom Group Inc.* (Feb. 27, 2012); *Flowserve Corporation* (Jan. 31, 2012) (same); *Cummins Inc.* (Jan. 24, 2012) (same); *eBay Inc.* (Jan. 13, 2012) (same); *Fluor Corporation* (Jan. 11, 2012) (same); The *Dun & Bradstreet Corporation* (Jan. 31, 2012) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the power to call a special meeting when a company-sponsored proposal would permit the holders of 40% of the outstanding common stock to call such meetings); *ITT Corporation* (Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Express Scripts, Inc.* (Jan. 31, 2011); (same) *Liz Claiborne, Inc.* (Feb. 25, 2010) (same); *Southwestern Energy Company* (Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of the outstanding common stock to call such meetings); *Waste Management, Inc.* (Feb. 16, 2011) (concurring with the exclusion of a shareholder proposal that would have enabled shareholders holding at least 20% of the company's common stock to call a special meeting when a company-sponsored proposal would allow shareholders holding, in the aggregate, at least 25% of the company's common stock held in net long position for at least one year to call a special meeting); and *Marathon Oil Corporation* (Dec. 23, 2010) (same).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 25% and 40% of the shares of the Company's common stock then outstanding and entitled to vote.

Submitting both proposals to shareholders at the Company's 2015 Annual Meeting would present alternative and conflicting decisions for shareholders and create the potential for inconsistent and ambiguous results. As a result, the Company requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (404) 584-3145.

Sincerely,



Juliet Sy
Senior Securities Counsel

Enclosure

cc: Myra Bierria
John Chevedden ***FISMA & OMB Memorandum M-07-16***

Exhibit A

Adrienne Scandrett

From:	Myra Coleman Bierria
Sent:	Tuesday, October 21, 2014 10:48 AM
To:	Juliet Sy
Subject:	FW: Rule 14a-8 Proposal Revision (GAS)``
Attachments:	CCE00000.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, October 21, 2014 10:41 AM
To: Myra Coleman Bierria
Subject: Rule 14a-8 Proposal Revision (GAS)``

Dear Ms. Bierria,
Please see the attached Rule 14a-8 Proposal revision intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more then $1 million in shareholder value.
Sincerely,
John Chevedden

External Email - Click here to report this email as spam.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Myra C. Bierria
Corporate Secretary
AGL Resources Inc. (GAS)
Ten Peachtree Place NE
Atlanta, GA 30309
United States
PH: 404-584-4000
FX: 404-584-3237

REVISED OCTOBER 21, 2014

Dear Ms. Bierria,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden

October 15, 2014
Date

FISMA & OMB Memorandum M-07-16

[GAS: Rule 14a-8 Proposal, October 15, 2014
Revised October 21, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 25% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of companies have even adopted a 10% threshold of shareholders to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, gave our board of directors a D. Brenda Gaines received our highest negative notes (above 10%) and was on our audit and nomination committees. Charles Crisp was potentially overextended with seats on 4 public boards and was also on our executive pay committee and risk management committees. Norman Bobins was also potentially overextended with seats on 5 public boards and was on our audit and executive pay committees. Dennis Love and Wyck Knox (both on our audit and nomination committees) had long-tenure of more than 15-years each which can detract from director independence. Mr. Love was also flagged for serving on the Caraustar Industries board when it went bankrupt.

GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI also said AGL Resources had not obtained the International Organization for Standardization 14001 Certification for some or all of its operations – important because our company operated in high environmental impact industry.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Adrienne Scandrett

From:	Myra Coleman Bierria
Sent:	Wednesday, October 22, 2014 8:51 PM
To:	Juliet Sy
Subject:	FW: Rule 14a-8 Proposal (GAS) blb
Attachments:	CCE00009.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, October 22, 2014 7:30:49 PM
To: Myra Coleman Bierria
Subject: Rule 14a-8 Proposal (GAS) blb

Dear Ms. Bierria,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

External Email - Click
here<https://www.mailcontrol.com/sr/M2fZ4QyooMnGX2PQPOmvUml+xXZX6lbqUFOD8W61EAeJmffqa4kibmigFulhlKbHFfMz3m8i9tA94h7CChK4GQ==> to report this email as spam.

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



GAS

Post-it® Fax Note 7671	Date 10-22-14	# of pages ▶
To Myra Bierria	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 404-574-3237	Fax #	

October 22, 2014

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 30.000 shares of Huntington Ingalls Industries, Inc. (CUSIP: 446413106, trading symbol: HII) and no fewer than 80.000 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD) since July 1, 2013 (in excess of fifteen months). I can also confirm that Mr. Chevedden has continuously owned no fewer than 75.000 shares of Citigroup, Inc. (CUSIP: 172967424, trading symbol: C) since September 19, 2013 (in excess of twelve months), 50.000 shares of Eastman Chemical Company (CUSIP: 277432100, trading symbol: EMN) since September 23, 2013 (in excess of twelve months), no fewer than 75.000 of AGL Resources, Inc. (CUSIP: 001204106, trading symbol: GAS) since October 11, 2013 (in excess of twelve months) and no fewer than 250.000 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) since October 11, 2013 (in excess of twelve months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14